Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com

November 15, 2013

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA: EDAGAR

Re:	GEO JS Tech Group Corp.
Amendment No. 1
Form S-1 (Filed August 30, 2013)
SEC File No. 333-190941

Dear Mr. Reynolds:

In response to your letter dated September 26, 2013, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of GEO JS Tech Group Corp. (“GEO Tech” or the “Company”) and is based solely upon representations made and documents and information provided by the Company.  Amendment No. 1 to the Registration Statement on Form S-1 is being filed concurrently with this letter.  The Company has made certain changes in Amendment No. 1 in response to the Staff’s comments as described below.

General

Comment 1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by
Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 1:  The Company has represented that are no written investor communications or published or distributed research reports.

Outside Back Cover

Comment 2.
Please revise to include the dealer prospectus delivery obligation disclosure required by
Item 502(b) of Regulation S-K, or advise.

Response to Comment 2:  We have added a back cover to the prospectus that discloses the dealer prospectus delivery obligation related to the offering.

Our Business

Comment 3.
Please revise to refer to your company as an exploration stage company. Without a mineral reserve, your company is an exploration stage company pursuant to paragraph
(4)(i) of Industry Guide 7. As such, remove all references in you filing that use the terms mining or mining operations or terms that may imply production in order to clarify that you company is currently engaged in mineral exploration.

Response to Comment 3:  We note your comment and have revised the first paragraph under the “Our Business” heading on page 3 to identify the company as an “exploration stage company”.  We also eliminated the reference to “mining” in the third paragraph under the “Our Strategy” heading on page 3. Additionally, we have made appropriate revisions throughout the document, particularly in the “Business” section, to make it clear to the reader that GEO Tech is an exploration stage company engaged in mineral exploration and have removed references to terms such as mining and mining operations or terms that may imply production.

Selling Stockholder

Comment 4.
We note the statement that none of the shares being offered are owned by stockholders who are considered “affiliates, whether as an officer, director, promoter or principal
(10%) stockholders.”  Please revise to clarify whether this has is true for the past three years as required by Item 507 of Regulation S-K.

Response to Comment 4:  We have revised the second paragraph under the “Selling Stockholders” section on page 16 to clarify that none of the Selling Stockholders has been an affiliate of the Company for the past three years.

Comment 5.
Please describe the material terms, including the dates and prices, of the transactions in which the selling stockholders acquired the shares they are selling.

Response to Comment 5:   We have revised the Selling Stockholders Table on Page 17 to include the additional information of the dates and prices the shares were acquired, including footnotes to further describe the nature of the acquisitions.

Legal Proceedings

Comment 6.
Please revise to disclose the relief sought in the legal action discussed. See Item 103 of
Regulation S-K.

Response to Comment 6:  We have revised the third paragraph under the “Legal Proceedings” section on page 19 to update the disclosure regarding the Company’s litigation disclose the relief sought.

Business

Comment 7.
We note your disclosure here that through joint ventures completed in November 2012, you hold concession rights for Marias property. You also state that you own 50% of the mining title right concessions and an option to purchase all remaining rights. Please clarify how you accounted for each of these rights and how it is reflected in your financial statements. Revise to expand your notes to financial statements as appropriate.

Response to Comment 7:  We have revised the penultimate paragraph under the “Current Business” subheading on page 19 in response to your comment. We have also added a new second paragraph under the “Joint Ventures” heading on page 21 to discuss the mining title concession rights.

Comment 8.
We note your statement indicating that your primary business is to procure and sell iron ore and that you currently have mining rights and joint ventures that allow you to procure and produce iron ore. Please fully describe these mining rights and joint ventures in which you are able to procure or produce iron ore.

Response to Comment 8:  Please refer to our response to Comment 7 above.

Comment 9.
Please expand the description of your procurement business to include the tons purchased and the tons sold, the average purchase price and the average sales price, contractual obligations and terms, shipping terms, and the type of material (lump, fines, pellets, etc.).

Response to Comment 9:  We have included new disclosure following the second paragraph under the “Business” section on page 19 to indicate the requested information related to the Company’s prior shipments.

Comment 10.
Please tell us if you consider your Marias, Pilla Pao 1, and Pilla Pao 2 to be material properties. If not, include a statement to this effect in your disclosure. If so, fully describe these properties as outlined in paragraph (b) of Industry Guide 7. In either case the minerals rights and associated fees, royalties, joint venture agreements, or other obligations should be fully described in your filing.

Response to Comment 10:  We have added disclosure to the fifth paragraph under the “Business” section on page 19 that the Company has no mineral reserves.  We are also adding similar disclosure throughout the Business section when discussing the various properties, particularly in the second paragraph under the “El Sara (IMO)” subheading on page 22.

Comment 11,
We note that your business strategy is to exploit current iron ore reserves in Mexico.
Please clarify this statement by telling us if the reserves represent materials on your current properties.

Response to Comment 11:  Please refer to Response to Comment 10 above.  As stated, the Company has disclosed that it has no mineral reserves.

Comment 12.
For each of your properties without a mineral reserve please provide a clear statement that your property is without mineral reserves pursuant to paragraph (b)(4)(i) of Industry
Guide 7.

Response to Comment 12:  Please refer to our response to Comment 10 above.  We have included similar “no reserve” language throughout the “Business” section when discussing those properties that the Company has acquired or is contemplating acquiring.

Comment 13.
We note you use the term mineral resource in your disclosure. Please be advised that under Industry Guide 7 only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. As such, please revise to remove the term mineral resource from your disclosure. You may wish to consider a term such as mineralized materials.
Response to Comment 13:  Please note we have substituted “mineralized materials” for “mineral resources” when referring to minerals and reserves throughout the document.  Also please note that the phrase “mineral resources” is used in the resume for Edward Mui in describing his past employment and experience, which we believe to be appropriate.

Comment 14.
We note your disclosure regarding a geologic model in which an estimate of mineralized material was based. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes your geologic model and estimate of mineralized materials, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

.      Property and geologic maps
.      Description of your sampling and assaying procedures
.      Drill-hole maps showing drill intercepts
.      Representative geologic cross-sections and drill logs
.      Description and examples of your cut-off calculation procedures
.      Cutoff grades used for each category of mineralized materials
.      Justifications for the drill hole spacing used to classify mineralized materials
.      A detailed description of your procedures for estimating mineralized materials
.      Copies of any pertinent engineering or geological reports, and executive summaries of studies or mine plans

To minimize the transfer of paper, please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please call John Coleman, Mining Engineer at (202) 551-3610.

Response to Comment 14:  As explained earlier, has no mineral reserves and is designated throughout the document as an exploration stage company engaged in mineral exploration. Because the company presently has no mining operations and all estimates of mineralization and/or reserves has been mentioned, the requirements of paragraph (c) of Industry Guide 7 are not applicable. Thus, we are not including as supplemental information the items set forth in your comment.

Comment 15.
As an exhibit to you filing please include consent from all individuals referenced in your filing, including Victor Martin Romero Estrada and Dr. Michael Hitch.

Response to Comment 15:  We have removed the reference to Victor Martin Romero from the first paragraph under the “Sampling and Analysis” subheading on page 24. We have also removed the reference to Dr. Michael Hitch in the second paragraph of the subheading and from the first paragraph under the “Feasibility Tests and Engineering Studies” on page 29. As these persons are not referred to as experts in the prospectus, their consents are not required as exhibits to the registration statement.

Comment 16.
We note your reference to beach iron sand deposits in Guatemala. Please tell us if your reference to Guatemala is correct.

Response to Comment 16:  It appears that a reference to Guatemala under the “Mineralization” subheading on page 23 was an error and inadvertently left in the version of the prospectus submitted.  The reference has been removed in Amendment No. 1.

Comment 17.
Please provide an overview of the exploration and mining permit requirements for companies operating in the Mexico. Include in you overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the
Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine in the Philippines.

Response to Comment 17:  We have added as the last paragraph under the “Plan of Operations” heading on page 30 a discussion as to obtaining mining and operating permits in Mexico.  This disclosure is expanded in the new third paragraph under the “Regulations in Mexico” subheading on page 32.

Please be advised that the Company does not operate in the Philippines and, therefore, no information is given as to permits or approvals in the Philippines.  The only reference to the Philippines in the prospectus was contained in the resume for Huang Yi-Lun Kao on page 36 and pertained to Mr. Kao prior association with “Winfast International Corporation where he was in charge of all matters related to mineral ore trading between the Philippines and China.”  This reference has no relationship to the Company or its business.

Comment 18.
Please revise to clarify your business plan. In this regard, we note your disclosure on page 19 that you are “focusing on… mineral ore trading in Mexico” as well as your disclosure throughout your prospectus, including page 19, that you primary focus is to sell iron ore to buyers in China. We further note that you employ a Director of U.S. Sales and a Director of Brazil Sales.

Response to Comment 18:  We have revised the first two paragraphs in the “Business” section and also the first paragraph under the “Business Strategy” heading on page 19 to clarify that the Company is procuring ore in Mexico and selling to buyers in China. We have also made similar revisions as applicable throughout the “Business” section. Further, the “Management” section has been revised to clarify that the Company only has a Director of Commodities in China and a General Director of Commodities and Director of Sales.  Any reference to the U.S. or Brazil has been removed, although the Company may, in the future, advance to sales in these countries.

Comment 19.
Please revise to provide the basis for your statement on page 19 that the company “is one of the relatively few, small to medium sized companies that is engaged in delivering iron ore to China.”

Response to Comment 19:  We have revised the last paragraph under the “Current Business” subheading on page 19 to state that the Company is a relatively small company that must compete with larger and more experienced entities.  This is a more definitive statement and should remove the necessity to add a basis for the statement.

Comment 20.
Please discuss in greater detail, your relationship with your “Chinese counterparts.”
Please address, non-exclusively, in your discussion whether you have any short or longterm agreements with any Chinese parties and give a general estimate of your sales to
China versus other geographic locations.

Response to Comment 20:  We now refer to “Chinese contacts” in the first paragraph under the “Our Business” heading on page 3 to clarify that the Company intends to sell to persons with whom it has had prior contact. We also revised the second paragraph under the “Business Strategy” heading on page 20 to stress that the Company has no agreements with these parties.

Comment 21.

Revise to discuss the distribution methods of your product. See Item 101(h)(4)(ii) of
Regulation S-K. In this regard, we note your statement on page 3 in the Prospectus
Summary that you believe you “will be able to deliver product to China at a lower cost and shorter delivery time.”  Revise to provide the basis for that statement.
Response to Comment 21:  We have removed the third paragraph under the “Our Strategy” heading on page 3 that referred to a claim of delivering product to China at a lower cost and shorter delivery time. We believe that the revisions made under the ‘Business Strategy” heading on starting on page 19 and the existing discussion under the “Iron Ore Mining and Marketing” heading on page 25 adequately responds to your comment.

Joint Ventures

Comment 22.
Please revise to provide the material terms of your joint venture agreements with Groupo
Santander SA DE CV and Geo Iron Resource DE CV. In addition, please revise to reconcile the dates of the exercised purchase options, which are disclosed as June 2013 on page 19 and May 2013 on page 20.

Response to Comment 22:  For the Marías project, GEO Tech owns fifty percent (50%) of the mining title right concessions and an option to purchase all remaining rights under favorable terms. In May 2013, we exercised the option in consideration for 50 million shares of GEO Tech common stock.  Also in May 2013, GEO Tech exercised the option to pay 40 million shares of our common stock for the assets of Groupo Santander mining, the other 50% mining right for PILI PAO 1 and PILI PAO 2. The dates have been corrected in the fourth paragraph under the “Current Business” heading on page 19. Also, please note that references to Pili Pao or Pilla Pao have been revised to the correct terminology, “PILI PAO”.

Plan of Operations

Comment 23.
We note your disclosure of production estimates. Please explain the basis for these estimates considering that it appears you properties are without mineral reserves and you have not completed a feasibility study to support these estimates.

Response to Comment 23:  We have deleted what was the fifth paragraph following the table under the “Preliminary Budget For Feasibility And Engineering Studies” on page 31, which contained certain estimates. Accordingly, no disclosure or explanation of production estimates is required to be included.

Comment 24.
We note that you have purchased processing and mobile equipment. Please explain how this equipment is utilized by your company.

Response to Comment 24:  We have added to the third paragraph under the “Facilities” heading on page 32 to describe how the newly purchased equipment is used by the Company.

Government Regulation

Comment 25.
Please revise to provide the disclosure required by Items 101(h)(4)(viii) and (ix) of
Regulation S-K. In this regard, we note your general list of laws and regulations of which your business is subject. Your revised discussion should address the need for government approvals, the status of such approvals and effect of existing and probable regulations on your business.

Response to Comment 25:  We have added a new third paragraph under the “Regulations in Mexico” subheading on page 32 in response to your comment. Please note that the Company relies on joint venture partners for certain operating permits and that the Company has not applied for any mining permits as it is not presently operating mines. We have also added a new fourth paragraph under the “Government Regulations” heading on page 32 to further respond to your comment.

Employees and Contractors

Comment 26.
Please revise to clearly state the total number of employees employed by the company and the number of full time employees as required by Item 101(h)(4)(xii) of Regulation
S-K.
Response to Comment 26:  We have revised the paragraph under the “Employees & Contractors” heading on page 32 to disclose the additional requested information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 27.
Please expand this section to discuss known trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your disclosure on page 33 that your revenues decreased $3,612,660, a 39% decrease, from fiscal 2012 due to lack of funds to increase iron ore purchases in Mexico and the unfavorable price in iron ore procurement in a smaller quantity. Discuss whether you expect this trend to continue. Please also provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Refer to
Refer to Item 303(a) of Regulation S-K; Securities Act Release No. 33-8350, Section I.B.
(December 19, 2003); and Securities Act Release No. 33-6835, Section III.B. (May 18,
1989).

Response to Comment 27:  We have added a new subheading on page 36 titled “Business Trends and Forecast” to discuss the issue raised in you comment. Also, the revised “Results of Operations” heading starting on page 33 includes additional pertinent information in response to your comment.

Results of Operations

Comment 28.
We note the significant changes in revenue and cost of sales during the periods presented.
Please expand your discussion of results of operations for each period presented to describe and quantify underlying material activities that generate revenue and cost variances between periods presented. To enhance an investor’s understanding of your business provide a narrative discussion of the extent to which changes in net revenues and cost of sales attributable to changes in prices or to changes in the volume. Please ensure to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Refer to Item 303 of Regulation S-K, SEC Release No. 338350
and FRR 501.04

Response to Comment 28:  We have revised and updated the “Results of Operations” heading starting on page 33 and added the new “Business Trends and Forecast” heading on page 36 in response to your comment.

For the three months ended June 30, 2013 compared to the three months ended June 30, 2012

Comment 29.
We note that your operating expenses increased from $66,723 in the quarter ended June
30, 2012 to $1,190,603 in the quarter ended June 30, 2013. Please revise to provide your variance analysis that fully explains the changes in operating expenses between the periods.

Response to Comment 29:  The MD&A has been  revised and updated to September 30, 2013 that will respond to your comments.

Liquidity and Capital Resources

Comment 30.
We note your auditors have issued a going concern opinion and your statement on page
34 that you believe the “most likely source of funds” to satisfy your cash needs is through the private sale of equity securities “when and if” the company’s stock is trading on the
OTCBB or other recognized trading market. Please describe in greater detail the course of action that you plan to take to address your liquidity requirements. See Item 303(a)(1)
of Regulation S-K.

Response to Comment 30:  We have included a new second paragraph under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 33 to discuss the “going concern” issue and the plans for potential future funding.  We have also revised the first paragraph under the estimated use of potential future funds table on page 35 to explain that raising funds through the sale of common stock will be more difficult unless the shares are trading in a public market.

Management

Comment 31.
Revise to provide the date from which each officer, director began its position with the company.

Response to Comment 31:  We have revised the Management table under the “Directors and Executive Officers” heading on page 37 to set forth the date each officer and director started with the Company.

Comment 32.
We note that many of your executive officers are employed elsewhere than by the company. Please revise to disclose the number of hours per week each officer devotes to the company’s operations.

Response to Comment 32:  We have revised the Management table under the “Directors and Executive Officers” heading on page 37 to set forth the number of hours per week each officer and director devotes to the Company.

Comment 33.
For each director, please revise to state the specific skills, attributes and experience that led to the conclusion that he should serve as a director of the company. See Item
401(e)(1) of Regulation S-K.

Response to Comment 33:  We have added disclosure for each director’s and executive officer’s resume starting on page 38, those skill, attributes and experience that qualify each to serve as a director and/or executive officer.

Relationships and Related Party Transactions

Comment 34.
We note your disclosure here that in connection with the joint venture agreements with
Groupo Santander SA DE CV and Geo Iron Resources SA DE CV, you issued
40,000,000 and 50,000,000 shares of common stock respectively which included issuance of shares to three of your shareholders and a Tech director. Please address the following issues: (a) Please explain in detail the ownership and management of the joint ventures;
(b) Clarify whether the entities are under common control; and (c) Explain the issuance of shares to three of your shareholders and a Tech director and how it is accounted for. Revise your disclosures here and Note 6 as appropriate.

Response to Comment 34:  We have added disclosure under the “Relationships and Related Party Transactions” heading on page 39 in response to your comment.  Also, the Notes to financial statements have been revised as appropriate.

Comment 35.
We note your statement on page 33 that you have “funded [y]our operation since inception through investor and related party loans and collection of [y]our accounts receivable:”  Please revise to include all related party loans subject to Item 404(d) of
Regulation S-K disclosure. In this regard, we note the $584,500 shareholder loan figure on your fiscal year ended March 31, 2012 balance sheet.

Response to Comment 35:  We have added at the end of the “Relationships and Related Party Transactions” heading on page 40 the identity of the related party loans and the terms of those loans. Please note that the loans from shareholders set forth in the balance sheet and those loans depicted in Note 5 to the financial statements all involve unrelated parties, except for TMT Global Corp., which is owned by Jimmy Yee and Edward Mui. That information is included in the last paragraph under the heading.

Comment 36.
Revise to provide complete Regulation S-K Item 404(d) disclosure for the transactions listed in under this heading. For instance, no details are given regarding the GEO Tech
Group SA DE CV agreement. Also provide disclosure in this section for the relevant transactions you list under the related party transaction footnotes to the financial statements.

Response to Comment 36:  We have added disclosure under the “Relationships and Related Party Transactions” heading on page 39 to give additional details to related party transactions, including related party loans.  Please note that no monies were paid pursuant to those transactions included under Note 6 to the September 30, 2013 financial statements involving Geo Tech S.A. DE Mexico, Pan American Mineral Ventures, S.A. DE C.V. and Geo Tech S.A. DE C.V. Accordingly, we have not included these transactions under the heading.

Executive Compensation

Comment 37.
We note your summary compensation table. Please revise to provide the required narrative disclosure necessary to understand the figures set forth in the table. See Item
402(o) of Regulation S-K. For instance, it is unclear if the named executive officers are being paid pursuant to an employment agreement or how the $50,000 salary was determined.

Response to Comment 37:  We have added a new paragraph following the Executive Compensation table on page 40 that discusses the details and rationale of the compensation paid to the Company’s executive officers.  We have also added that there are no employment agreements and how the current $50,000 salaries were determined.

Comment 38.
Please revise to address whether directors are compensated for their services.

Response to Comment 38:  The new paragraph following the Executive Compensation table on page 40 includes disclosure that the Company does not compensate directors for their services.

Financial Statements

General

Comment 39.
Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of
Regulation S-X.
Response to Comment 39:  We are providing as Exhibit 23.1 an appropriate, currently dated consent from the Company’s independent auditors.

Balance Sheets as of March 31, 2013 and 2012

Comment 40.
We note that you report mining assets in an amount of $210,000 as of March 31, 2013 and 2012. Please expand your footnote disclosure to describe the mining assets recorded.

Response to Comment 40:  Please be informed that disclosure has been modified to restate that the deposit made for the mining assets would be stated as a deposit for the exploration right in the balance sheets as of March 31, 2013 and September 30, 2013; the applicable footnotes were modified as well.

Statements of Income and Comprehensive Income for the Years Ended March 31, 2013 and 2012

Comment 41.
We note you recorded interest expense of $111,896 during the fiscal year ended March
31, 2012. Please explain to us how the interest expense arose and disclose the terms and conditions of the transaction underlying this item.

Response to Comment 41:  In response to your comment, please note that the interest was derived from short-term loans borrowed from stockholders to pay the emergency operating expenses and finance the shipment costs of iron ore to the destination ports in China. These loans are unsecured, repayable upon demand, with an initial annual interest rate at around 18%.  The loans became interest free after January 1, 2012. The details of the $111,896 interest expense calculation is listed below. See also Note 5 to the financial statements for March 31, 2013.

Name	Term of Loan (days)	Date	Amount Borrowed	Annual Interest Rate	Interest Paid

Po Wing Hong(1)	90	4/1/2011 to 6/30/2011	$ 668,000.00	18.214%	$30,000.00
Po Wing Hong	60	8/2/2011 to 10/2/2011	$ 200,000.00	18.243%	$5,997.60
Wing Sun Wong(2)	224	11/1/2010 to 6/30/2011	$ 207,000.00	18.29%	$25,201.92
Wing Sun Wong	60	8/2/2011 to 10/2/2011	$ 160,000.00	18.243%	$4,798.08
TMT Global Corp(3)	248	4/28/2011 to 12/31/2011	$ 345,000.00	18.301%	$42,900.00
Sun Victory Corp(4)	60	8/2/2011 to 10/2/2011	$ 100,000.00	18.243%	$2,998.60

					$111,896.20

(1)      Po Wing Hong is Company owned by one of the Company’s stockholder.

(2)      Wing Sun Wong was a shareholder of the Company until December 8, 2011.

(3)      TMT Global Corp is Company 100% owned by two of the Company’s stockholders.

(4)      Sun Victory is a Company owned by one of the Company’s stockholder.

Statements of Cash Flows for the Years Ended March 31, 2013 and 2012

Comment 42.
We note the line item “Forfeiture of common stock” in the amount of $397,500 reported in the cash flow from operating activities in the fiscal year ended March 31, 2012. Considering your disclosures in Note 10, please explain to us how presentation of this non-cash transaction in the operating activities is appropriate. In this regard, please clarify for us your accounting to record these common stock shares when they were issued. Revise your disclosures as appropriate.

Response to Comment 42:  In response to your comment, we have revised the disclosure in our cash flow statements and notes to financial statements. We recorded our equity transaction based on ASC 505-10-45-1. When the allotment of common stock was confirmed, we debited a note receivable or an asset arising from the issuance of common stock with corresponding credited to common stock and paid in capital. When the forfeiture of common stock was confirmed, we credited a note receivable or an asset and debited the corresponding common stock and paid in capital.

Comment 43.
Please explain to us the line item “Other current liabilities” reported for the year ended
March 31, 2012 and reconcile the amount to the change in line items reported in your balance sheets.

Response to Comment 43:  In response to your comment, please note the “other current liabilities” are the accrual of audit fees payable to the registered public accountants for the relevant periods. We added the disclosure on “Other current liabilities” for the year ended March 31, 2012 and reconciled the amount to the balance sheet.

Notes to Financial Statements for the Years Ended March 31, 2013 and 2012

Note 2. Summary of Significant Accounting Policies

Comment 44.
Please revise to provide your accounting policies regarding inventory valuation and disclose the components of the inventory.

Response to Comment 44:  In response to your comment, we revised our accounting policies regarding inventory valuation and disclose the components of the inventory. The Company has adopted lower of cost or market as the accounting policies for the valuation of the inventory. The Company has only one category of inventory, iron ore, which are the finish goods it intends to sell.

Comment 45.
We note your disclosures on page 20 and elsewhere that you entered into joint venture agreements with Groupo Santander SA DE CV and Geo Iron Resource DE CV. Please
revise to disclose your contribution and ownership in these joint ventures and how you account for your interests in the joint ventures. To enhance an investor’s understanding of your business, please expand your discussions in MD&A regarding the operations of the joint venture, its financial position and its impact on your results of operations.

Response to Comment 45:  We have expanded the discussion in the MD&A section regarding the Company’s operations of the joint ventures, its financial position and the impact on our results of operations.  Also see our response to comment #22 above.

Comment 46.
Please revise to disclose your dependence on major customers and major vendors as applicable and provide the disclosures as required by FASB ASC 275-10-50-16 and 28010-
50-42.

Response to Comment 46:  In response to your comment, we have revised our disclosure on major customers and major vendors as applicable and provided the disclosures as required by FASB ASC 275-10-50-16 and ASC 280-10-50-42.  The requested information is included in Note 8 to the June 30, 2013 financial statements and Note 8 to the September 30, 2013 financial Statements.  In 2012, the major supplier to the Company was Cotton & Western, the Company’s  joint venture partner in Mexico, which accounted for 100% of its procurement. However, in 2013, the Company no longer  relied on the joint venture partners, instead the Company acquired the iron ore from Lalo at ($2,997,257 or 60%) and some small Mexican iron ore sellers, such as Artegaga ($236,629 or 4.8%), Felipe Villabos ($240,513 or 4.8%) and Jose Louise ($218,142 or 4.4%).  Our major customers are located in China with buying agents around the world and shipment destination ports in China.  These include CW Metal, Chinabest International Investment Enterprises Limited, Panacore and Zion International Trading Company Limited.

Note 7. Income Taxes

Comment 47.
Please revise to provide disclosures required by FASB ASC 740-10-50 as applicable.

Response to Comment 47:  We have expanded disclosure required by FASB ASC 740-10-50 in the notes to the financial statements; Note 7 to March 31, 2013 financial statements and Note 7 to September 30, 2013 financial statements.

Interim Financial Statements for the Three Months Ended June 30, 2013 and 2012

Statements of Cash Flows for the Three Months Ended June 30, 2013 and 2012

Comment 48.
We note you report the non-cash transactions relating to issuance of common stock for mining assets and services and the corresponding prepayments in operating activities. It appears to us that the presentation of these non-cash transactions in the operating activities is not appropriate. Such non-cash transactions can be disclosed in supplemental schedule of non-cash investing and financing activities. Please revise or advise. Refer to FASB ASC 230-10-50-3

Response to Comment 48:  In response to your comment, we have added the disclosure on non-cash common stock transactions to the financing activities of the Statements of Cash Flows and added a schedule on presentation.

Notes to Financial Statements for the Periods Ended June 30, 2013 and 2012

Note 9. Common Stock

Comment 49.
We note that you issued on May 18, 2013 (a) 90,000,000 shares of common stock valued at $950,000 or approximately $.01 per share to acquire mining rights for three lots of mines, mining machinery and equipment located in Mexico and (b) 17,000,000 shares of valued at $1,700,000 or $.10 per share in exchange for legal and professional services.
Please address the following issues:
.      Considering the shares were issued on the same day, please explain to us (a) why the valuation of shares issued to acquire mining rights and related assets are different from valuation of shares issued for legal and professional service and how it is appropriate, (b) disclose the basis for valuation of shares and the corresponding assets or services, (c) considering the assets are acquired from joint ventures that appear to be under your control, please explain to us your basis for recording the assets acquired from the joint ventures and (d) show us the specific accounting literature that supports your accounting.
.      Please explain to us (a) why the mining rights for three lots of mines, mining machinery and equipment acquired are reflected as prepayments and classified as current assets and (b) how it is appropriate. Revise your financial statements and disclosures as necessary.

Response to Comment 49:  Please see our response to the first bullet point of your comment:

(a)           The 90,000,000 shares of common stock issued to acquire the mining rights were negotiated during September to October 2012. The agreement was made on October 18, 2012 and the purchased price was then locked-up. 10,000,000 shares were issued to James Yeung, an investment advisor to secure professional services rendered from July 1, 2012 to June 30, 2013.  7,000,000 shares were issued to seven parties for variety of professional services such as web-site development, consulting, legal and administration, during 2012 to 2014. Although the shares were issued on the same day, they were negotiated and agreed upon in different periods of time and the based values were not the same.

(b)           Because our common stock has no ready market and no quoted price, management determines the valuation of common stock by using our latest issuing price plus the approximated appreciation that is expected by management and agreed upon by the negotiating parties. The asset values are determined by management research on fair value and upon agreed upon value with contributing parties. Management will search similar assets in the world market with equivalent years of operation and residue value, then make a subjective estimation on the prevailing price and fair value of the acquired assets that was agreed on by the counter-side of the negotiating parties.

The services values are determined by agreement among the service providers and management. Management approached several potential service providers and directly negotiated with them in consideration for the services to be provided with common stock as compensation, connected with expected time and duration of services.  The services prices were the result of negotiation and agreements and the provider needed to bear a risk of no cash received, but rendering their services in exchange for common stock.

(c)           The acquired assets consist of two parts; part one was the mining rights; part two was the assorted machines and equipment. Management determined the mining rights according to the unofficial valuation report provided by the seller, which was written by a Mexico geologist in Spanish. Management determined the value of the machines and equipment by researching similar assets in the world market, the condition, location and residue life of usage in order to determine the prevailing price and fair value.

(d)           Management will consider ASC 360-10-30, ASC 820-10-05-1B and 1C, ASC 820-10-35 before the determination of the fair value to be used in the negotiation process and the recording of the value in the balance sheet and statements of income and cash flow.

Please see our response to the second bullet point of your comment.

 (a)           Mining rights are reflected as prepayments because the Company only acquired the exploration rights to mine iron ores for 50 years. Also, the details on mining rights for three lots of mines, mining machinery and equipment acquired were added. Management estimates that the Company can raise additional funding in 2014 and then the Company can start to mine the iron ore. Therefore, the Company will reclassify the prepayment from current assets to other assets.

(b)           Management classifies the assets according to their nature and provides appropriate adjustment to reflect the nature or factual changes of the relevant assets from current assets; that is prepayment, to applicable assets, fixed assets, mining assets or other assets.

Financial statements have been revised to reflect the preceding responses.

Part II - Information Not Required in Prospectus

Recent Sales of Unregistered Securities

Comment 50.
We note your unregistered share issuances of 85,000,000, 90,000,000 and 17,000,000.
For these transactions, state the exemption relied upon and revise to state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K. In addition, describe with greater specificity the “certain assets and property located in
Mexico” received in exchange for 90,000,000 company shares.

Response to Comment 50:  We have added disclosure to the second paragraph under Item 15 to further describe the assets and property acquired by the Company in exchange for the 90,000,000 shares. We have also added a new fourth paragraph under Item 15 that sets for the exemption from registration relied upon for issuance of the 85,000,000 shares and 17,000,000 shares and the facts relied upon to make the exemption available.

Exhibits

Comment 51.
We note that Exhibits 3.1, 3.2, 4.1, 10.3 and 23.1 were filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format.
Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR
Filer Manual.

Response to Comment 51:  We note your comment and have filed the referenced Exhibits in the proper electronic format.

Please review Amendment No. 1 to the Company’s Form S-1 registration statement with a view that the Company intends to submit a request for acceleration of the effective date.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.

In response to your comment, we are ataching to this letter as Attachment No. 1 a written statement by the Company acknowledging those items set forth in your letter.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Jimmy Yee at jimmy@geotechusgroup.com.

Yours truly,

/S/ Leonard E. Neilson

Leonard E. Neilson

:ae
Attachments
cc: Jimmy Yee, CFO, GEO JS Tech Group Corp.

Attachment No. 1

GEO JS Tech Group Corp.
6360 Corporate Drive
Houston, Texas 77036

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

In connection with the response of GEO JS Tech Group Corp. (the “Company”) to the SEC letter dated September 26, 2013, SEC File No. 333–190941, the Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GEO JS Tech Group Corp.

By:   /S/     Jimmy Yee
Its:           Chief Financial Officer